LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

(301) 299-8092
Fax: (301) 299-8093
levensonfam@msn.com
Admitted: MC, DC and VA
(Not Admitted: MD)

August 19, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc.
(formerly Eye Care International, Inc.)
Registration Statement on Form SB-2/A
Filed August 15, 2005
Registration No. 333-121308

Dear Ms. Wolff:

Dear Ms. Wolff:

On behalf of the registrant, we respectfully submit Amendment No. 5 to its registration statement on Form SB-2. In this letter, we respond to your comment letter dated August 12, 2005 to Clark A. Marcus, President and Chief Executive Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1.
The consulting agreement with Jana has been included as Exhibit No. 10.14, and we have disclosed in the second paragraph under “Selling Security Holders” in the prospectus that the OmniFirst consulting agreement is a verbal agreement.

2.	The Acting Chief Financial Officer has signed amendment number 5 of Form SB-2.

3.	The Company has updated the financial statements in accordance with Item 310(g) of Regulation S-B.

4.	The financial statements have been revised to reflect that they are restated, and the footnotes have been restated to disclose the amount of the changes.

5.
The Company is a small business issuer and not an accelerated filer and therefore not currently subject to section 4.04 of Sarbanes Oxley. The Company is a small company with limited resources and operates with extensive management oversight of all transactions and activity. Its current view of the control environment is that it is adequate for the size of the Company and normal operating activities. The occasion of the restatement of the financial statement resulting from interpretation of the specific two items do not indicate to management that there is a material weakness in internal control as the Company understands the current rules.

6.	The auditors have revised their report to reflect they have reviewed the restated financials.

7.
The Company has amortized the debt discount related to the beneficial conversion feature based upon the nature of the debt and not having a term certain. The debt has conversion features whereby it is immediately convertible by the issuer. Certain other features of the conversion are such that they can change with the passage of time. However, it is the interpretation of the Company that the debt does not have a specific redemption date, and therefore paragraph 20 of EITF 0027 would require immediate expensing of the discount.

8.
The Company has full and unrestricted ownership of the intellectual property purchased with the share payment in 2004. The Company has the right to sell the intellectual property subject to the terms of the agreement. The Company intends to make the remaining payment of the purchase price barring unforeseen developments. The Company also intends to extend the patents when they come due for renewal which will provide for a total useful life of 20 years.

Since the Company has paid for the property and has all rights and privileges associated with ownership, it has recorded it as an asset. At the bare minimum the amount paid would be a deposit for the purchase of the asset and capitalizable as such. However, since they have physical possession of the asset and all rights to use the asset, it rises above the level of a deposit to an actual asset purchase to be recorded as such. In fact the Company has used the asset in performing test screenings and other marketing endeavors pursuant to its original marketing plan.

9.
Item 26 has been revised to reflect the consideration paid and that all investors were accredited investors, thereby complying with that condition of both Rules 505 and 506; the paragraph following the schedule explains exemptions we relied upon for the transactions.

A marked copy of the amendment is being furnished to the Staff to facilitate the expeditious review of the Amendment so that the the registration statement may become effective at the earliest practicable date, as requested.

Thank you for your prompt attention and cooperation. If any additional information is desired or if there is any question, please contact me or Mr. Marcus by telephone.

Sincerely, /s/ David J. Levenson David J. Levenson

cc:	Michael McTiernan, Special Counsel Clark A. Marcus, President